SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2003.

Commission File Number: 2-58155

KUBOTA CORPORATION
(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_________

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on purchase of treasury stock through ToSTNeT-2 (Wednesday January 8, 2003).

2.	Results of purchase of treasury stock through ToSTNeT-2 (Thursday January 9, 2003).

3.	Notice on purchase of treasury stock through ToSTNeT-2 (Wednesday January 29, 2003).

4.	Results of purchase of treasury stock through ToSTNeT-2 (Thursday January 30, 2003).

January 8, 2003

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation has reached the following decision regarding the specific method of purchase of treasury stock on-market, pursuant to Article 210 of the Commercial Code.

1. Method of purchase

Buy order shall be placed on the Tokyo Stock Exchange’s ToSTNeT-2 (closing-price transaction) at 8:45 A.M. on January 9, 2003 to be executed at today’s closing price of ¥324. (No change shall be made in other trading arrangements or trading times.) This buy order should be restricted to the above-mentioned trading time.

2. Details of purchase of shares

(1) Type of shares to be purchased	Shares of common stock of Kubota Corporation

(2) Number of shares to be purchased	1,100,000 shares

(Notes)

i)	No change shall be made in the number of shares to be purchased. However, some or all of the shares might not be purchased due to market developments or other factors.

ii)	The purchase shall be executed based on the sell order corresponding to the number of shares to be purchased.

3. Announcement of results of purchase

Results of purchase would be announced after completion of the trade at 8:45 A.M. on January 9, 2003.

(Reference)

1)	Details on purchase of treasury stock on market, resolved at the ordinary general meeting of shareholders held on June 26, 2002

• Type of shares to be acquired:	Shares of common stock of Kubota Corporation
• Number of shares to be acquired:	Not exceeding 50 million shares
• Amount of shares to be acquired:	Not exceeding ¥20 billion

2)	Total number of shares acquired as of January 8, 2003: 24,955,000 shares

3)	Total amount of shares acquired as of January 8, 2003: ¥8,573,886,000

End of document

January 9, 2003

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Results of purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation made the following purchase of treasury stock today as declared yesterday (January 8, 2003).

1. Type of shares purchased:	Shares of common stock of Kubota Corporation
2. Number of shares purchased:	1,100,000 shares
3. Price:	¥324 (Total amount of purchase: ¥356,400,000 )
4. Date of purchase:	January 9, 2003
5. Method of repurchase:	Purchased through ToSTNeT-2 of the Tokyo Stock Exchange (closing-price transaction)

(Reference)

Details on purchase of treasury stock, resolved at the ordinary general meeting of shareholders held on June 26, 2002

•	Type of shares to be acquired:	Shares of common stock of Kubota Corporation
•	Number of shares to be acquired:	Not exceeding 50 million shares
•	Amount of shares to be acquired:	Not exceeding ¥20 billion

End of document

January 29, 2003

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation has reached the following decision regarding the specific method of purchase of treasury stock on-market, pursuant to Article 210 of the Commercial Code.

1. Method of purchase

Buy order shall be placed on the Tokyo Stock Exchange’s ToSTNeT-2 (closing-price transaction) at 8:45 A.M. on January 30, 2003 to be executed at today’s closing price of ¥314. (No change shall be made in other trading arrangements or trading times.) This buy order should be restricted to the above-mentioned trading time.

2. Details of purchase of shares

(1) Type of shares to be purchased	Shares of common stock of Kubota Corporation

(2) Number of shares to be purchased	6,500,000 shares

(Notes)

i)	No change shall be made in the number of shares to be purchased. However, some or all of the shares might not be purchased due to market developments or other factors.

ii)	The purchase shall be executed based on the sell order corresponding to the number of shares to be purchased.

3. Announcement of results of purchase

Results of purchase would be announced after completion of the trade at 8:45 A.M. on January 30, 2003.

(Reference)

1)	Details on purchase of treasury stock on market, resolved at the ordinary general meeting of shareholders held on June 26, 2002

• Type of shares to be acquired:	Shares of common stock of Kubota Corporation
• Number of shares to be acquired:	Not exceeding 50 million shares
• Amount of shares to be acquired:	Not exceeding ¥20 billion

2)	Total number of shares acquired as of January 29, 2003: 26,055,000 shares

3)	Total amount of shares acquired as of January 29, 2003: ¥8,930,286,000

End of document

January 30, 2003

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Results of purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation made the following purchase of treasury stock today as declared yesterday (January 29, 2003).

1. Type of shares purchased:	Shares of common stock of Kubota Corporation
2. Number of shares purchased:	6,500,000 shares
3. Price:	¥314 (Total amount of purchase: ¥2,041,000,000 )
4. Date of purchase:	January 30, 2003
5. Method of repurchase:	Purchased through ToSTNeT-2 of the Tokyo Stock Exchange (closing-price transaction)

(Reference)

Details on purchase of treasury stock, resolved at the ordinary general meeting of shareholders held on June 26, 2002

•	Type of shares to be acquired:	Shares of common stock of Kubota Corporation
•	Number of shares to be acquired:	Not exceeding 50 million shares
•	Amount of shares to be acquired:	Not exceeding ¥20 billion

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

By:	/s/ Daisuke Hatakake
Name: Daisuke Hatakake
Title: Managing Director Principal Financial And Accounting Officer

Date: January 31, 2003